The following is a description of the amendments to Music Licensing, Inc. Form 1-A/A filed December 23, 2022 pursuant to the SEC comment letter dated January 6, 2023.

Comment 1 We note your response to comment 2 and we reissue it in part. Please describe in further detail how you arrived at the value of the damages sought from OTC Link LLC.

The Company has added the following Language to Page 19:

“Jake P. Noch Family Office, LLC and Pro Music Rights, Inc. has suffered damages principally as a result of a diminution of its valuation, among other ways. The effect of OTC Link LLC's actions rendered Company’s stock on the essentially non-tradable on the OTC markets. Because  of this effect, the Jake P. Noch Family Office, LLC and Pro Music Rights, Inc. (and therefore the Company, through Pro Music Rights) is seeking damages equal to the value of the Company prior to the wrongful actions of OTC Link LLC. The damages sought by the Jake P. Noch Family Office, LLC and Pro Music Rights, Inc. are $386,574,108.25. The Company came by this value by determining the total dollar market value of the Company’s outstanding Shares held by Jake P. Noch Family Office immediately prior OTC Link LLC's actions. This is equal to 3,476,410,075 shares transferred to Jake P. Noch Family Office, LLC on August 15, 2022 at $0.11 per share, and 37,900,000 shares transferred to Jake P. Noch Family Office, LLC on July 25, 2022 at $0.11 per share. The total consideration to Jake P. Noch Family Office, LLC was equal to the sought damages of $386,574,108”

Comment 2

We note your amended disclosure in response to comment 3, including that "[t]he number of shares offered through this exchange Transaction was arbitrarily determined and set by the previous CEO of NUVG, Sam Talari, prior to Jake Noch’s involvement with the Company." However, we note your disclosure in your Form 1-U dated July 22, 2022, which indicates that Jake P. Noch was appointed as Chairman of the Board of Directors of the Company and as Chief Executive Officer, Chief Financial Officer and Secretary of the Company on July 19, 2022 and Sam Talari resigned as of the same date. Please revise to remove your disclosure that Mr. Noch became the majority shareholder and director of the company as a result of the Share Exchange, when in fact he was already the controlling shareholder and sole director and officer of the company as a result of the transaction reported on Form 1-U. Further revise to consistently state throughout your offering circular that Mr. Noch has served in such roles since July, not August, including your new risk factor disclosure. Also, revise to state that the terms of the Share Exchange were negotiated solely by Mr. Noch or tell us us how Mr. Talari was involved when he had already resigned. Finally, considering all of the company's directors, Vito Roppo, Paul Ring, Rodrigo Di Federico, and James Chillemi, were appointed after the Share Exchange Transaction was effectuated, according to your Form 1-U dated August 15, 2022, clarify that the directors were not involved in the transaction on behalf of the company, but received information on the transaction in their capacity as directors of Pro Music Rights.

In response to Comment #2 regarding the above-referenced amendment, the Company provides the following:

“On July 19, 2022, Jake Noch became the CEO of the Company, and the prior CEO, Sam Talari, resigned. Prior to Mr. Noch’s installment as the Company’s CEO, the terms of the Share Exchange Agreement (SEA) had already been negotiated; but had yet to be finalized through formal agreement.

The terms of the Share Exchange Agreement were fixed and unable to be changed because after July 19, 2022, when Jake Noch was appointed Director, CEO, and majority Shareholder of Nuvus Gro Corp, any changes to the terms of the Share Exchange Agreement would have constituted a conflict of interest and had been a breach of Mr. Noch’s fiduciary duty to the shareholders of Nuvus Gro Corp. Because of the possibility of breach of fiduciary duty, no changes to the terms of the Share Exchange Agreement were made.

On August 15, 2022, the Company entered into the Share Exchange Agreement with Pro Music Rights, Inc. (PMR) and PMR Shareholders. The SEA effectuated an exchange of 100% of the securities of the PMR Shareholders (who held all of the shares in PMR) for 3,500,000,000 shares of common stock of the Company. As a result of the SEA, PMR became a whole-owned subsidiary of the Company.

Mr. Noch, along with the other Directors, Vito Roppo, Paul Ring, Rodrigo Di Federico, and James Chillemi, consented to the SEA and received shares in the Company proportional to the shares previously held with PMR. Mr. Noch and the other Directors represented at all times that they were acquiring the shares for investment purposes only, and not with a view toward distribution or resale except in compliance with applicable securities laws. The SEA was an arms-length transaction, as the directors and shareholders of both PMR and the Company were involved in the approval process of the transaction through correspondence with Mr. Noch.

Even though Vito Roppo, Paul Ring, Rodrigo Di Federico, and James Chillemi are now directors of the Company, these persons were not Directors of the Company at the time of the Share Exhchange Transaction, and were only Directors of Pro Music Rights, Inc. during the transaction. Theses Directors had no authority in Nuvus Gro Corp. at the time of the Share Exchange Transaction- and were only only appointed Directors of Nuvus Gro Corp. after the Share Exchange Transaction.”

Amendments have been made to the “Risk Factors”, “Description of the Business”, and “Interest of Management in Certain Transactions” sections to conform to this comment.

Comment 3

We note your response to comment 5; however, your response does not address the substance of our comment. Please tell us how you determined that it was appropriate to record an asset for accounts receivables when you have not recognized revenue due to doubts about your collectability of those accounts. In addition, tell us how you determined it was appropriate to record deferred revenue when you have received no corresponding advanced payments.

The Company has amended the Unaudited Balance Sheets for the Interim Period Ended June 30, 2022 and the Audited Financial Statements for Fiscal Years 2020 and 2021. the Company has also amended the Managements Discussion and Analysis section to reflect the changes in the amended FInancials.